First Niagara Financial Group, Inc.

VIA EDGAR

July 22, 2015

Mr. Michael Volley
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	First Niagara Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 17, 2015
File No. 001-35390

Dear Mr. Volley:

We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated July 13, 2015. For your convenience, we have included the Staff's comments below and have keyed our responses accordingly.

Where a Staff comment requests that we revise future filings, we will reflect in future filings the information provided to the Staff in this letter. Although we do not believe our prior filings were materially deficient or inaccurate, we are happy to provide enhanced disclosure responsive to the Staff's comments.
SEC Comment
We note your response to comment 2 pertaining to the self-identified process issue. Please address the following items:

•	Please revise future filings to provide a significantly enhanced discussion on the nature of the process issue. Revise to discuss the relevant facts and circumstances related to the process issue.

•
Please ensure that you provide appropriate disclosure in your future filings in accordance with Item 103 of Regulation S-K and ASC 450 related to current or pending regulatory and/or legal proceedings. We note that ASC 450-20-50 requires the following information to be disclosed:

◦	the amount or range of reasonably possible losses in addition to amounts accrued,

◦	that reasonably possible losses cannot be estimated, or

◦	that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.
Please provide us a draft of your proposed disclosures that clearly identifies new or revised disclosures.

Management’s Response
We propose to disclose the information below about the process issue in our future filings. We have indicated new 10-Q disclosure by reflecting additions in red.
In October 2014, we reviewed an operational issue related to certain customer deposit accounts and determined that redress to certain customers was appropriate. We self-disclosed the issue to the Consumer Financial Protection Bureau, Office of the Comptroller of the Currency, and the Federal Reserve Bank of New York and established a $45 million reserve in the third quarter of 2014.
Following the initial assessment of the process issue, we engaged a third party expert to determine the precise amount of customer redress that should be provided to all impacted customers. The precise estimate of customer restitution was based on a detailed analysis performed by the third party expert for each of the impacted customer accounts and took approximately 3 months to complete.  The data set the third party ultimately had to review included over 3600 files, over 2.2 billion records, almost one terabyte of stored data and over 1.5 billion transactions. In the fourth quarter of 2014 upon completion of this detailed analysis, we lowered our estimated reserve to $25 million.
We believe that the reserve we have established for the process issue redress plan is adequate to cover our estimated total costs and that any reasonably possible losses in addition to amounts accrued will not materially impact future earnings or capital levels. Additionally, early in 2015 we corrected the process issue and we believe that the resolution of the process issue will not materially impact the amount of noninterest deposit income that we will earn in the future.

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We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (716) 819-5500 if you have any questions or would like further information about this response.

Sincerely,

/s/ Gregory W. Norwood
Gregory W. Norwood
Senior Executive Vice President and Chief Financial Officer
First Niagara Financial Group, Inc.